Exhibit 99.1

KANZHUN LIMITED Announces Third Quarter 2023 Financial Results and Declaration of a Special Cash Dividend

BEIJING, November 14, 2023 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended September 30, 2023 and declaration of a special cash dividend.

Third Quarter 2023 Highlights

•	Revenues for the third quarter of 2023 were RMB1,606.6 million (US$220.2 million), an increase of 36.3% from RMB1,178.6 million for the same quarter of 2022.

•	Calculated cash billings[1] for the third quarter of 2023 were RMB1,635.8 million (US$224.2 million), an increase of 32.1% from RMB1,238.2 million for the same quarter of 2022.

•	Average monthly active users[2] for the third quarter of 2023 were 44.6 million, an increase of 37.7% from 32.4 million for the same quarter of 2022.

•	Total paid enterprise customers[3] in the twelve months ended September 30, 2023 were 4.9 million, an increase of 32.4% from 3.7 million in the twelve months ended September 30, 2022.

•	Net income for the third quarter of 2023 was RMB425.7 million (US$58.3 million), an increase of 101.1% from RMB211.7 million for the same quarter of 2022. Adjusted net income[4] for the third quarter of 2023 was RMB714.1 million (US$97.9 million), an increase of 89.6% from RMB376.6 million for the same quarter of 2022.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to deliver a strong set of results for the third quarter of 2023, with revenue showing fast growth momentum while profitability remained robust. It is encouraging that recruitment demand continued to improve this quarter, as evidenced by the sequential growth in average monthly active enterprises and enterprise users. Backed by our continuously increased operating cash flow, we are delighted to announce that the board of directors has approved a special cash dividend of approximately US$80 million, showcasing our enduring commitment to providing sustainable value to our shareholders.”

[1]	Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”
[2]	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.
[3]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[4]	Adjusted net income and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Mr. Phil Yu Zhang, Chief Financial Officer, added, “Revenues for the quarter are RMB1.61 billion, an increase of 36.3% year on year, exceeding the high end of our guidance. Benefiting from the job market’s recovering trend and our continuous efforts to enhance product capabilities, the number of paid enterprise customers reached another historical high. We also achieved the highest quarterly adjusted operating margin and net margin in our Company’s history, indicating sustainable, high-quality growth supported by our efficient business model, effective exploration of monetization, and solid execution.”

Third Quarter 2023 Financial Results

Revenues

Revenues were RMB1,606.6 million (US$220.2 million) for the third quarter of 2023, representing an increase of 36.3% from RMB1,178.6 million for the same period in 2022.

•	Revenues from online recruitment services to enterprise customers were RMB1,591.5 million (US$218.1 million) for the third quarter of 2023, representing an increase of 36.7% from RMB1,164.5 million for the same period in 2022. This increase was mainly driven by the user growth and increased user engagement.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB15.1 million (US$2.1 million) for the third quarter of 2023, representing an increase of 7.1% from RMB14.1 million for the same period in 2022, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,358.7 million (US$186.2 million) for the third quarter of 2023, representing an increase of 30.1% from RMB1,044.1 million for the same period of 2022. Total share-based compensation expenses were RMB288.4 million (US$39.5 million) for the third quarter of 2023, representing an increase of 74.9% from RMB164.9 million for the same period of 2022.

•	Cost of revenues was RMB267.5 million (US$36.7 million) for the third quarter of 2023, representing an increase of 33.2% from RMB200.9 million for the same period of 2022, primarily due to increases in server and bandwidth cost and payment processing cost.

•	Sales and marketing expenses were RMB457.3 million (US$62.7 million) for the third quarter of 2023, representing an increase of 15.2% from RMB396.9 million for the same period of 2022, primarily due to increased employee-related expenses and enhanced advertising activities.

•	Research and development expenses were RMB414.4 million (US$56.8 million) for the third quarter of 2023, representing an increase of 42.8% from RMB290.2 million for the same period of 2022, primarily due to increased employee-related expenses as well as increased investments in technology.

•	General and administrative expenses were RMB219.4 million (US$30.1 million) for the third quarter of 2023, representing an increase of 40.6% from RMB156.1 million for the same period of 2022, primarily due to increased share-based compensation expenses.

Income from operations

Income from operations was RMB261.0 million (US$35.8 million) for the third quarter of 2023, representing an increase of 89.3% from RMB137.9 million for the same period of 2022.

Net income and adjusted net income

Net income was RMB425.7 million (US$58.3 million) for the third quarter of 2023, representing an increase of 101.1% from RMB211.7 million for the same period of 2022. Adjusted net income was RMB714.1 million (US$97.9 million) for the third quarter of 2023, representing an increase of 89.6% from RMB376.6 million for the same quarter of 2022. The increase was primarily driven by enhanced operating efficiency and increased investment income with the Company’s treasury management strategy to increase investments in financial products.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2023 were RMB0.98 (US$0.13) and RMB0.95 (US$0.13), respectively, compared to basic and diluted net income per ADS of RMB0.49 and RMB0.46 in the same period of 2022.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 for the third quarter of 2023 were RMB1.64 (US$0.22) and RMB1.59 (US$0.22), respectively, compared to adjusted basic and diluted net income per ADS of RMB0.86 and RMB0.82 in the same period of 2022.

Net cash provided by operating activities

Net cash provided by operating activities was RMB812.6 million (US$111.4 million) in the third quarter of 2023, representing an increase of 121.7% from RMB366.6 million in the same period of 2022.

Cash position

Balance of cash and cash equivalents, time deposits and short-term investments was RMB12,799.2 million (US$1,754.3 million) as of September 30, 2023.

Declaration and Payment of Special Cash Dividend

The Company is pleased to announce that its board of directors approved a special cash dividend (the “Dividend”) of US$0.09 per ordinary share, or US$0.18 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on December 5, 2023, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date will be December 4, 2023. The aggregate amount of the Dividend to be paid will be approximately US$80 million, which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 5, 2023 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on December 14, 2023 for holders of ordinary shares and on or around December 21, 2023 for holders of ADSs.

Share Repurchase Program

In March 2023, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the next 12 months.

Outlook

For the fourth quarter of 2023, the Company currently expects its total revenues to be between RMB1.51 billion and RMB1.55 billion, representing a year-on-year increase of 39.6% to 43.3%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 7:00AM U.S. Eastern Time on Tuesday, November 14, 2023 (8:00PM Beijing Time on Tuesday, November 14, 2023) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://s1.c-conf.com/diamondpass/10034873-xhke2s.html

Upon registration, participants will receive an email containing participant dial-in numbers, a passcode and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.2960 to US$1.00 on September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as calculated cash billings, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provides valuable insights into the cash generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income and adjusted net income attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP, and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,164,464	1,591,500	218,133	3,391,648	4,322,379	592,431
Others	14,099	15,136	2,075	37,139	49,418	6,773
Total revenues	1,178,563	1,606,636	220,208	3,428,787	4,371,797	599,204
Operating cost and expenses
Cost of revenues(1)	(200,888)	(267,529)	(36,668)	(552,466)	(785,015)	(107,595)
Sales and marketing expenses(1)	(396,943)	(457,341)	(62,684)	(1,318,843)	(1,557,772)	(213,510)
Research and development expenses(1)	(290,230)	(414,429)	(56,802)	(888,655)	(1,113,404)	(152,605)
General and administrative expenses(1)	(156,064)	(219,428)	(30,075)	(472,099)	(587,000)	(80,455)
Total operating cost and expenses	(1,044,125)	(1,358,727)	(186,229)	(3,232,063)	(4,043,191)	(554,165)
Other operating income, net	3,502	13,078	1,792	14,245	30,113	4,127
Income from operations	137,940	260,987	35,771	210,969	358,719	49,166
Investment income	14,037	149,394	20,476	31,112	296,478	40,636
Financial income, net	53,828	15,283	2,095	78,013	146,870	20,130
Foreign exchange gain/(loss)	5,442	(517)	(71)	10,136	2,291	314
Other income, net	28,221	32,444	4,447	3,682	36,973	5,068
Income before income tax expenses	239,468	457,591	62,718	333,912	841,331	115,314
Income tax expenses	(27,751)	(31,874)	(4,369)	(41,874)	(73,354)	(10,054)
Net income	211,717	425,717	58,349	292,038	767,977	105,260
Net income attributable to ordinary shareholders	211,717	425,717	58,349	292,038	767,977	105,260

Net income	211,717	425,717	58,349	292,038	767,977	105,260
Other comprehensive income/(loss)
Foreign currency translation adjustments	614,496	(70,573)	(9,673)	1,153,508	333,202	45,669
Total comprehensive income	826,213	355,144	48,676	1,445,546	1,101,179	150,929

Weighted average number of ordinary shares used in computing net income per share
– Basic	872,301,268	870,358,529	870,358,529	870,385,113	868,329,404	868,329,404
– Diluted	915,769,596	899,718,677	899,718,677	916,912,571	902,411,551	902,411,551
Net income per ordinary share attributable to ordinary shareholders
– Basic	0.24	0.49	0.07	0.34	0.88	0.12
– Diluted	0.23	0.47	0.06	0.32	0.85	0.12
Net income per ADS(2) attributable to ordinary shareholders
– Basic	0.49	0.98	0.13	0.67	1.77	0.24
– Diluted	0.46	0.95	0.13	0.64	1.70	0.23

(1)       Include share-based compensation expenses as follows:

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	9,091	12,016	1,647	25,204	34,978	4,794
Sales and marketing expenses	42,796	68,065	9,329	106,613	192,595	26,397
Research and development expenses	69,828	108,507	14,872	184,945	304,937	41,795
General and administrative expenses	43,200	99,780	13,676	131,199	227,051	31,120
	164,915	288,368	39,524	447,961	759,561	104,106

(2)       Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	9,751,824	2,444,620	335,063
Time deposits and short-term investments	3,458,089	10,354,599	1,419,216
Accounts receivable, net	9,862	16,462	2,256
Amounts due from related parties	5,714	6,125	839
Prepayments and other current assets	600,773	635,435	87,093
Total current assets	13,826,262	13,457,241	1,844,467
Non-current assets
Property, equipment and software, net	691,036	1,194,587	163,732
Intangible assets, net	10,251	8,633	1,183
Goodwill	5,690	5,690	780
Right-of-use assets, net	289,628	247,967	33,987
Long-term investments	–	2,405,495	329,700
Other non-current assets	4,000	4,000	548
Total non-current assets	1,000,605	3,866,372	529,930
Total assets	14,826,867	17,323,613	2,374,397
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	185,297	340,922	46,727
Deferred revenue	2,060,892	2,593,906	355,524
Other payables and accrued liabilities	633,482	592,663	81,231
Operating lease liabilities, current	151,438	136,226	18,671
Total current liabilities	3,031,109	3,663,717	502,153
Non-current liabilities
Operating lease liabilities, non-current	143,591	108,661	14,893
Deferred tax liabilities	11,404	26,123	3,580
Total non-current liabilities	154,995	134,784	18,473
Total liabilities	3,186,104	3,798,501	520,626
Total shareholders’ equity	11,640,763	13,525,112	1,853,771
Total liabilities and shareholders’ equity	14,826,867	17,323,613	2,374,397

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	366,551	812,554	111,370	847,499	2,120,172	290,594
Net cash used in investing activities	(1,993,177)	(1,058,781)	(145,118)	(2,091,086)	(9,449,149)	(1,295,114)
Net cash provided by/(used in) financing activities	46,538	(43,826)	(6,007)	(41,278)	25,129	3,444
Effect of exchange rate changes on cash and cash equivalents	564,747	(6,096)	(836)	1,101,863	(3,356)	(460)
Net decrease in cash and cash equivalents	(1,015,341)	(296,149)	(40,591)	(183,002)	(7,307,204)	(1,001,536)
Cash and cash equivalents at beginning of the period	12,174,097	2,740,769	375,654	11,341,758	9,751,824	1,336,599
Cash and cash equivalents at end of the period	11,158,756	2,444,620	335,063	11,158,756	2,444,620	335,063

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,178,563	1,606,636	220,208	3,428,787	4,371,797	599,204
Add: Change in deferred revenue	59,613	29,129	3,992	80,099	533,014	73,056
Calculated cash billings	1,238,176	1,635,765	224,200	3,508,886	4,904,811	672,260

Net income	211,717	425,717	58,349	292,038	767,977	105,260
Add: Share-based compensation expenses	164,915	288,368	39,524	447,961	759,561	104,106
Adjusted net income	376,632	714,085	97,873	739,999	1,527,538	209,366

Net income attributable to ordinary shareholders	211,717	425,717	58,349	292,038	767,977	105,260
Add: Share-based compensation expenses	164,915	288,368	39,524	447,961	759,561	104,106
Adjusted net income attributable to ordinary shareholders	376,632	714,085	97,873	739,999	1,527,538	209,366
Weighted average number of ordinary shares used in computing net income per share (non-GAAP)
– Basic	872,301,268	870,358,529	870,358,529	870,385,113	868,329,404	868,329,404
– Diluted	915,769,596	899,718,677	899,718,677	916,912,571	902,411,551	902,411,551
Adjusted net income per ordinary share attributable to ordinary shareholders
– Basic	0.43	0.82	0.11	0.85	1.76	0.24
– Diluted	0.41	0.79	0.11	0.81	1.69	0.23
Adjusted net income per ADS attributable to ordinary shareholders
– Basic	0.86	1.64	0.22	1.70	3.52	0.48
– Diluted	0.82	1.59	0.22	1.61	3.39	0.46